UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report: (Date of earliest event reported): March 28, 2023

Calyxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38161	27-1967997
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2800 Mount Ridge Road

Roseville, MN 55113-1127

(Address and zip code of principal executive offices)

(651) 683-2807

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.0001 per share	CLXT	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

As previously disclosed, on January 13, 2023, Calyxt, Inc, (“Calyxt”) and Calypso Merger Subsidiary, LLC, a wholly-owned subsidiary of Calyxt, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cibus Global, LLC, a Delaware limited liability company (“Cibus”) and certain blocker entities identified in the Merger Agreement. As a result of the transactions contemplated by the Merger Agreement, pre-closing Calyxt stockholders are expected to own approximately 5.0% of issued and outstanding common stock of the resulting public company, which will be renamed Cibus, Inc., and pre-closing holders of Cibus membership units and warrants are expected to own approximately 95.0% of the issued and outstanding common stock of resulting public company, in each case subject to certain limitations, dilution, and adjustments contemplated in the Merger Agreement.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference is the form of an updated investor presentation, which has been prepared by Cibus, to be used to discuss the transaction with certain of Calyxt’s and Cibus’ securityholders and other persons. The information furnished in this Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such section, nor shall such information be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Cautionary Statement Regarding Forward-Looking Statements

The information included in this Current Report on Form 8-K and the materials incorporated by reference herein include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the transactions, the ability of the parties to the Merger Agreement to consummate the transactions, the benefits of the transactions, Calyxt’s future financial performance (including its liquidity and capital resources and cash runway), the combined company’s future performance following the transactions, and the potential for global regulatory developments, as well as Calyxt’s, Cibus’ and the combined company’s respective strategies, future operations, financial positions, prospects and plans as well as the objectives of management are forward-looking statements. Words such as “expects,” “continues,” “may,” “will,” “approximately,” “intends,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on the current expectations and assumptions of Cibus’ and Calyxt’s management about future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Calyxt and Cibus. These risks include, but are not limited to, (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transactions in a timely manner or at all, (ii) uncertainties as to the timing of the consummation of the proposed transactions, (iii) risks related to Calyxt’s capital resources and the ability of Calyxt and Cibus, respectively, to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transactions, (iv) risks related to Calyxt’s continued listing on the Nasdaq Capital Market until closing of the proposed transactions, (v) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results; (vi) uncertainties regarding the impact that any delay in the closing of the proposed transactions would have on the anticipated cash resources of the combined company upon closing of the proposed transactions and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (vii) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; (viii) the possible effect of the announcement, pendency or completion of the proposed transactions on Calyxt’s or Cibus’ business relationships, operating results and business generally; (ix) risks related to unexpected costs related to the proposed transactions; (x) the potential for, and uncertainty associated with the outcome of, any legal proceedings that have been or may be instituted against Calyxt or Cibus or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; (xi) risks associated with the ability of Calyxt and Cibus to protect their respective intellectual property rights; (xii) the potential impact of competitive responses to the proposed transactions and changes in expected or existing competition; (xiii) the possibility that Calyxt, Cibus or the combined company may be adversely affected by other economic, business, or competitive factors; (xiv) risks associated with the loss of key employees of Calyxt or Cibus; (xv) risks associated with changes in applicable laws or regulations and the potential impact of such changes on Calyxt’s, Cibus’ or the combined company’s ability to advance product development and commercialization; and (xvi) other risks and uncertainties identified from time to time in documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by Calyxt or the combined company, including those discussed in the “Risk Factors” section of Calyxt’s Annual Report on Form 10-K/A, which was filed with the SEC on March 3, 2023. Should one or more of the risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In addition, the forward-looking statements included in this Current Report on Form 8-K represent Calyxt’s and Cibus’ views as of the date hereof. Calyxt and Cibus anticipate that subsequent events and developments will cause the respective company’s views to change. Calyxt and Cibus specifically disclaim any obligation to update such forward-looking statements in the future, except as required under applicable law. These forward-looking statements should not be relied upon as representing Calyxt’s or Cibus’ views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”), which includes a proxy statement of Calyxt for the stockholders of Calyxt and that will serve as a prospectus of Calyxt and an information statement of Cibus, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS AND THE PROPOSED TRANSACTIONS. After the Form S-4 is declared effective, the definitive proxy statement included in the Form S-4 will be mailed to Calyxt stockholders as of a record date to be established for voting on the matters to be considered at the Calyxt special meeting of stockholders being held in connection with the transactions. The Form S-4, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023, and its definitive proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 22, 2023.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Form S-4 and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This Current Report on Form 8-K and the materials incorporated by reference herein, which have been prepared by Cibus, shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation (April 2023)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Calyxt, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 28, 2023

CALYXT, INC.

By:	/s/ Michael A. Carr
Name:	Michael A. Carr
Title:	President and Chief Executive Officer

Exhibit 99.1 The Future of Breeding ™ Company Introduction April 2023

“Investing in seed innovation is one of the best ways to ensure food security.” - Bill Gates 2 2

Key Management Team Rory Riggs Greg Gocal, PhD Peter Beetham, PhD CHIEF SCIENTIFIC OFFICER CHIEF EXECUTIVE CHIEF OPERATING OFFICER EXECUTIVE VICE PRESIDENT OFFICER PRESIDENT CHAIRMAN CO-FOUNDER CO-FOUNDER CO-FOUNDER Noel Sauer, PhD Wade King, MD Rosa Cheuk Kim, JD SENIOR VICE PRESIDENT CHIEF FINANCIAL SENIOR VICE PRESIDENT HEAD OF R&D OFFICER LEGAL 3 3 3

is in the Background Plant Genetics Business FOUNDED EMPLOYEES 2001 ~200 HEADQUARTERS Products San Diego, CA 1) Plant traits in Major Crops Productivity traits that make crops more adaptable to the environment, have increased yields or require less chemicals. Crop Focus 2) Sustainable Ingredients - Major Oil Crops Renewable products or materials that that don’t negatively impact the environment SOYBEAN CANOLA during production, use, or disposable. - Major Grain Crops Technology Non-GMO* Gene Editing CORN RICE - Plant or Micro-organism Based OVER 400 ISSUED OR PENDING PATENTS WHEAT *See Slide 7 for the difference between 4 4 GMO and Non-GMO Gene Editing Technologies

See: Cibus.com for Announcement & Details https://www.Cibus.com/press-release.php Merger Combines Key Technologies in Gene Editing Productivity Traits Sustainable Ingredients Gene Edited Plants Plants, Micro-Organisms Oil Seeds Cereals Yarrowia Plant Cell Matrix (Both) (Both) (Cibus) (Calyxt) 5

Technology & Business The Trait Machine™ - Revolutionary Breeding Platform 1- Changes Scale, Speed & Accuracy 2- Changes Opportunity Set - Disease, Nitrogen Use, Climate Change 6

Foreign DNA / Gene Edit RTDS® Transgene Insertion Cibus RTDS Trait Technology Proprietary Non-GMO GMO Trait Technology Genetic Modification w/o Gene Editing Platform Genetic Modification integrating integrating Foreign DNA/Transgene Foreign DNA/Transgene Traits are Conventional Breeding-like” PROCESS PROCESS Foreign DNA or Transgene No Foreign DNA or Transgene integrated in Editing Process Integrated in Editing Process TRAIT PRODUCT TRAIT PRODUCT Final Product has Foreign Material Final Product is “Nature identical” (*) The above charts shows the difference between GMO Trait Technology and RTDS’s trait technology. These differences are central to a global regulatory movement to regulate Gene Editing similarly to traditional breeding. In the US, 7 South America and certain key markets, RTDS technology is not regulated as GMO.

RTDS Transforms Breeding An Industrial Scale End-to-End Semi-Automated Gene Editing (Breeding) Process “Nature Identical” Traits Traits from Trait Machine that “Step Change in Breeding” are conventional breeding like. Bio-Mfg. Standards Pharma Standard Quality Control & Assurance. RTDS 8

Step Change Occurs Two Ways 1– Prototyping: Accelerates Development & Proof of Concept 2– Production: Accelerates Speed to Market. Trait Machine Trait Machine directly Once a trait is developed, Trait Machine accelerates edits a customer’s accelerates prototyping or time to commercialization. testing of different traits. elite germplasm. 9

Regulatory is Driving this Future Global Push to Regulate Gene Editing Similar to Conventional Breeding Where Policy is in Place, Trait Machine is Regulated Similar to Breeding The EU is a Key Driver - The European Union has announced that on June 7, they will release their proposals for new gene editing regulations. - EU represents > 100 MM acres 10

Business Model: Traits Distributed in Seeds by Seed Co’s Seed Companies in-license productivity traits and pay trait royalties E.G.: In 2018, Corteva disclosed that they pay ~$750 million in Trait Royalties.(*) WHO TURN TO TURN TO Farmers Seed Companies Plant Trait Developers Challenged by the impacts of Seed germplasm & crop specific Develop productivity traits and Environment & Climate change productivity traits drive crop license Trait IP to Seed Co’s. performance and competition. Seed Co’s pay Trait Co’s Royalties Farmers pay Seed Co’s trait fees for IP associated with Traits within total cost charged for seed. and/or germplasms. 11 11

Economics: Seed Co’s Pay Royalties for Traits Royalties (Trait Fees) based on “Value Per Acre” Trait Fees NA&SA Trait Market $2.1B Soybean Ø Accessible Acres ~400 MM $1.0B Cotton Major Crops Ø Trait Fee Acres 2020 Est. > 300 MM Trait Fees (NA&SA) $0.4B Ø Avg. Trait Fee/Acre by Crop Canola Current Market $10-$15/Acre ~$8 B (Weeds & Insects) ~400 MM Acres $0.2B OtherØ Est. 2020 Trait Fees > $8 Billion $4.1B Corn (1) Source: Company estimates, BCG, FDA.gov., AgbioInvestor 2021. (2) 2020 Traits fees are predominantly for GMO-based traits in North & South America 12 12 Note: See slide 23 regarding data assumptions in this presentation. 12 Trait Fee Pricing is based on Trait Specific Economics

Product Review Pipeline 3- Developed Products 2- Advanced Products 1- Beginning Development 13

Initial Commercial Model: 3 Crops: Canola, Rice, Soybean (~ 250 MM Acres) Pipeline of 6 Trait Products Cibus Operates as an Extension of Partner’s Breeding Program Rice Soybean SCa oyno bela an MM MM MM TAM TAM TAM ACRES 11 ACRES 190 ACRES 46 NOTE: TAM - Total Addressable Market includes just hybrid crops in North America, South America and Europe. Across the three crops, there are 35 million European acres included above. These acres are dependent on the proposed change in EU legislation. 14

The Pipeline EST. CIBUS TRAIT ACRES Broad Pipeline Applied Initially to Canola, Rice & Soybean* Trait Machine enables serving same trait to multiple crops, customers SPECIALTY TRAITS ~30 MM Four of the Six Traits have Applicability for Multiple Crops * Acres based on Canola, Rice, Soybean in N.A.,S.A., EU MULTI-CROP TRAITS ~640 MM Note: See slide 23 for data sources & assumptions. 15 15 15

Developed Traits are Being Launched st 1 Crops: Canola & Rice Ø Cibus already has 10 PSR customers and 1 Rice customer. - Transfers of edited elite germplasms started in Q1 2023. Ø All 3 have been determined not to be regulated articles through USDA APHIS “Am I Regulated” (now the SECURE Process) for regulating gene edited products. Note: See slide 23 for sources & assumptions. Trait #2: Trait #3: Trait #1: HT1 Pod Shatter Reduction (PSR) HT3 WEED CONTROL WEED CONTROL AGRONOMIC Tolerant to importantherbicide for Strengthenssheaththat holds Tolerant to important herbicide RICE RICE CANOLA annual grasses likebarnyardgrass with broadspectrum weed control oilseedfrom wind and rain Addressable Acres ~ 46 MM Addressable Acres ~ 11 MM ~ 11 MM Addressable Acres Est. Trait Acres ~ 25 MM Est. Trait Acres ~ 4 MM Est. Trait Acres ~ 4 MM Est. Avg. Trait Royalty Est. Avg. Trait Royalty Est. Avg. Trait Royalty $5-$10/Acre $20-$30/Acre $20-$30/Acre 16

Lead Trait: PSR Pod Shatter Reduction (PSR) - Canola/WOSR Quantifiable Savings & Pricing, Recently Issued Product Patent* Commercial Progress: POD Shatter Reduction Developed & Transferring Sheaths or pods shatter in rain/high winds, causing yield Collaborations. losses of 10% or more. 10 Transfers have started PSR reduces pod shatter . Est. Acres for ~15 MM and associated seed losses Initial Customers 1st Transfer 2023 Est. Commercial Strengthens sheath 2025 Launch PSR: That holds oil seeds. Photo credit to the Canola Council of Canada * See slide 22 for data sources & assumptions. 17 17

Advanced Traits Address Multiple Crops Both Sclerotinia and HT2 are Estimated to be 80+ MM acre crops. Both have been determined not to be regulated articles through USDA APHIS “Am I Regulated” (now the SECURE Process) for regulating gene edited products Note: See slide 23 for sources & assumptions. Trait #4: Trait #3: HT2 Sclerotinia Resistance WEED CONTROL DISEASE CANOLA & SOYBEAN CANOLA & SOYBEAN Addressable Acres ~ 236 MM Addressable Acres ~ 236 MM Est. Trait Acres ~ 80 MM Est. Trait Acres ~ 94 MM Est. Avg. Trait Royalty Est. Avg. Trait Royalty $5-$10/Acre $5-$10/Acre 18

Market is 2x with Corn & Wheat* Timeline: Corn and Wheat Trait Machine Platform Expected by 2025. Two Pipeline Traits are Directly Applicable to Corn & Wheat. Trait Fee Acres for Each Trait is Estimated to Exceed 100 Million Acres. EST. CIBUS TRAIT ACRES * Acres based on Corn and Wheat in N.A..,S.A., EU MULTI-CROP TRAITS ~394 MM Note: See slide 23 for sources & assumptions. 19 19 19

Crop Strategy: Multiple Traits for Each Crops Strategy: Crop Platforms with a Pipeline of Stacked Traits Available to Each Customer Multiple Traits Means Increased Royalty bearing Trait Acres for a Specific Crop Cibus has a Multi-Trait Pipeline for Canola Est. Cibus Trait Acres* Est. Trait Royalty* Pod Shatter (PSR) 25 MM $5-$10/Acre Sclerotinia Resistance 30 MM $5-$10/Acre Herbicide Tolerance #2 20 MM $5-$10/Acre Canola Herbicide Tolerance #1 15 MM $5-$10/Acre OSR ~46 MM Acres Nutrient Use Efficiency 46 MM $10-$15/Acre Sclerotinia, HT#2, HT#1 & NUE ~140 MM Royalty Potential based on (in dark gray) are Multi-Crop Traits Potential Cibus Customer & Geogrpahy Trait Fee Acres • Trait Fee Pricing is based on Trait Specific Economics. Photo credit to the Canola Council of Canada 20 See slide 23 for additional data sourcing & assumptions. 20 20

Business Strategy: Ø Build Trait Machine Crop Platforms for all Major Crops Ø Build Family of Important Traits Applicable to Individual Crops and Across Multiple Crops Trait Fees $2.1B Soybean The Underlying Scale of Traits Major Crops $1.0B NA&SA Ø Major Traits are Applicable Cotton ~400 MM Acres 2020 Est. to and Across Multiple Crops (Note: EU Approval will Trait Fees $0.4B Ø Trait Royalties are Paid for Each add ~100 mm acres) by Crop Canola Trait for its Specific Economics ~$8 B $0.2B Ø Est. 2020 Trait Fees Across Other Multiple Crops: ~ $8 Billion See slide 23 regarding data assumptions in this presentation. $4.1B rd Current 3 party trait market is primarily GMO traits. Corn (1) Source: Company estimates, BCG, FDA.gov., AgbioInvestor 2021. (2) 2020 Traits fees are predominantly for GMO-based traits in North & South America * See slide 21 regarding data assumptions in this presentation. 21 21 Trait Fee Pricing is based on Trait Specific Economics 21

Huge Economic Opportunity 1) Many Multi-Crop Trait Target Mkts from 50 to 300MM Acres 2) Many Major Trait Fee Opportunities from $5 to $30 per Acres 3) Many Product Opportunities to Replace Major Commodities Target Areas Sustainable Ingredients Resistance Traits Efficiency Traits PLANT OUTPUTS Renewable products that don’t negatively impact the environment during production, use, or disposal. PROCESS OUTPUTS Replacing inputs or process materials that negatively impact the environment. 22 22

Disclaimer Securities Law Matters Acreage Data This presentation has been prepared by Cibus Global, LLC (the Company ), and the Company is This presentation has 2 available acreage calculations: TAM-Total Accessible Acres and Trait responsible for its contents. It shall not constitute an offer, nor a solicitation of an offer, of the Fees Acres. These are based on the company’s estimate of total hybrid acres available in: sale or purchase of securities, nor shall any securities of the Company be offered or sold, in North America, South America & Europe for each crop. European acres are not currently any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the accessible. These acres depend on a favorable outcome of the current EU Parliamentary Securities and Exchange Commission nor any state securities commission has approved or process. They are shown to show the potential increase in available acres if the EU were to disapproved of the transactions contemplated hereby or determined if this presentation is pass the proposed legislation. The EU is expected to address these changes in 2023. truthful or complete. Any representation to the contrary is a criminal offense. Intellectual Property Forward Looking Statements “Cibus,” “RTDS,” “Rapid Trait Development System,” “FALCO,” “SU Canola,” “Nucelis,” “ASAP,” This presentation contains forward-looking statements that involve risks and uncertainties. “A Different Breed,” “Trait Machine,” “Inspired by Nature,” “Driving Sustainable Agriculture,” These forward-looking statements relate to, among other things, the expected timetable for “Reshaping Crop Protection,” “Reinventing Trait Development”, “Timebound & Predictable”, development of certain crop traits and our future financial performance, including our “Driving Trait & Breeding Innovation”, the Cibus logo and other trademarks or service marks operations, economic performance, financial condition, prospects and other future events. of Cibus appearing in this presentation are the property of Cibus. Trade names, trademarks These forward-looking statements are only predictions and are largely based on our current and service marks of other companies that appear are the property of their respective holders expectations. These forward-looking statements appear in a number of places in this and do not imply a relationship with, or endorsement or sponsorship of us, by these other Presentation. In addition, a number of known and unknown risks, uncertainties and other companies. Solely for convenience, trademarks and trade names in this presentation appear factors could affect the accuracy of these statements. These risks may cause our actual results, without the ™ and ® symbols, but any such failure to appear should not be construed as levels of performance or achievements to differ materially from any future results, levels of indicating that their respective owners will not assert their rights with respect thereto. activity, performance or achievements expressed or implied by these forward- looking statements. Company Data & Projections Industry and Market Data 1. Developed means validated field trials (Canola PSR, rice HT1, HT3); Advanced development Information about market and industry statistics contained in this presentation is included means editing process underway with known edit targets. Beginning Development means based on information available to the Company that it believes is accurate in all material early stage of initial edits. respects. It is generally based on academic and other publications that are not produced for 2. TAM, Addressable Markets and Trait Fee Acres company estimates based on industry sources. purposes of securities offerings or economic analysis. The Company has not reviewed or There can be no assurance that Trait Fee Acres can be achieved. included data from all sources, and the Company cannot assure potential investors of the accuracy or completeness of the data included in this presentation. Forecasts and other rd 3 Party Data forward-looking information obtained from these sources, including estimates of future market size, revenue and market acceptance of products and services, are subject to the same 1. Trait Fee information are 2020 estimates based on data from Agbioinvestor, US Gov., BCG and qualifications and the additional uncertainties accompanying any forward-looking statements. 3rd party consultants. Traits are predominantly GMO traits. 2. Corteva, 2018 Trait Royalties are from Corteva public disclosure. 23 23